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                                                                      EXHIBIT 20

FOR IMMEDIATE RELEASE

                SUPERIOR CONSULTANT HOLDINGS CORPORATION ACQUIRES
                            AVIANT INFORMATION, INC.

SOUTHFIELD, MICHIGAN, AUGUST 20, 1998 - SUPERIOR CONSULTANT HOLDINGS CORPORATION (NASDAQ: SUPC) today announced that its wholly owned subsidiary, Enterprise Consulting Group, Inc., has acquired the assets of Aviant Information, Inc. (Aviant), a wholly owned subsidiary of Whittaker Corporation (NYSE: WKR). Aviant, headquartered in Simi Valley, California, specializes in systems integration, including project management, complex network design, network planning, simulation, implementation and support. The cash transaction, valued at $5.1 million, will be accounted for as an asset purchase.

Richard D. Helppie, Chairman, President, and CEO of Superior Consultant Holdings Corporation, comments:

         "Consistent with the processes we apply to all of our acquisitions, our focus on delivering enhanced value to clients has resulted in several joint engagements with clients, including the Detroit Medical Center, Henry Ford Health System, and V.A. Medical Center of Detroit. Aviant will further build on Superior's enterprise network solutions where we design technology infrastructures for voice, video and data communications; develop corporate Internet/intranet strategies; and reengineer processes with contemporary and emerging technologies. Aviant will further intensify our expertise with systems integration, project management and network consulting, as well as enable Superior to bring its extensive services to General Motors, yet another world-class, multi-national client.

         "We're pleased to welcome Aviant's 34 experienced employees to Superior, and we're ready to commit to them our founding principles of speed, quality and attention to detail."

Aviant has provided project management and network consulting services for more than 1,000 clients in 52 countries, including more than 300 healthcare organizations within the United States. Eighty-eight percent of Aviant's revenue is generated from healthcare clients, including Mercy Health Services, Farmington Hills, Michigan; PeaceHealth, Seattle, Washington; Providence Hospital & Medical Center, Southfield, Michigan; Cabrini Medical Center, New York City, New York; St. John Health System, Detroit, Michigan; Provena Health System, Joliet, Illinois; and many more. Aviant's offices in Los Angeles, St. Louis, and Portland, Oregon, will become Superior Consultant Holdings Corporation offices.

One of the exclusive services Aviant brings to its clients, and now those of Superior, is a proprietary simulation tool used to optimize network upgrades and software implementations. By assessing beforehand the degree to which new technology and platforms will impact systems at varying transaction volume levels, Aviant is able to predict the impact of the changes before they are made, thereby minimizing unanticipated problems.

Clients utilize Aviant's simulation tool to determine the ramifications of switching from a Novell network to Windows NT, the influence on response time by a new electronic medical record system, and the effects, if any, on users during the development of a data repository system.



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Andrew Rushmere, President of Aviant comments:

     "We could not have found a better partner than Superior in terms of common culture, commitment to delivering real value to clients and creating meaningful career opportunities for employees. Even within the past several weeks, we have come to understand many of the reasons why Superior's acquisitions have been so successful. Our clients have reacted very enthusiastically to this merger, embracing the combination of our expertise with Superior's wealth of diverse services and reputation for quality and scale.

     "We now will be able to leverage the capital, distribution channel, geographic reach and diversity of services to satisfy a greater proportion of our clients' needs. Like Superior, we can now also offer a single source solution for all management and information technology consulting services to our clients."

Douglas W. Ruth, President of Superior's Enterprise Consulting Group states:

     "The consummation of this transaction propels Enterprise Consulting Group into one of the largest single-source integrated network consulting firms in the United States. Aviant's enhanced network consulting services will combine with our services in Enterprise Messaging, Web strategies, Groupware, and Software and Application development to build on our mission to provide a full breadth of client services through a single relationship."

         This release contains forward-looking statements relating to future financial results or business expectations. Business plans may change as circumstances warrant. Actual results may differ materially as a result of factors over which the company has no control. Such factors include, but are not limited to: acquisitions contracted or under consideration, significant client assignments, recruiting and new business solicitation efforts, regulatory changes and general economic conditions. These risk factors and additional information are included in the company's reports on file with the Securities and Exchange Commission.

ABOUT SUPERIOR CONSULTANT HOLDINGS CORPORATION
Superior Consultant Holdings Corporation is a national consulting firm comprising two subsidiaries: Superior Consultant Company, Inc. (established in
1984) offers a full array of strategic, managerial, operational and technical services to all segments of the healthcare industry; and Enterprise Consulting Group, Inc. (established in 1993), assists clients across a wide range of industries in the development, design, implementation and maintenance of groupware and intranet/Internet information systems and solutions.

For more information on Superior Consultant Holdings Corporation simply dial 1-800-PRO-INFO and enter the company ticker: SUPC (a no-cost fax-on-demand service) or visit the Company's website at www.superiorconsultant.com

FOR FURTHER INFORMATION CONTACT:
Richard D. Helppie, President & CEO
Susan M. Synor, Vice President & CAO
Superior Consultant Company, Inc.
4000 Town Center, Suite 1100
Southfield, MI  48075
(248) 386-8300